Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Uranium Royalty Corp. (the "Company") on Form 40-F for the year ended April 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Josephine Man, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Josephine Man
Josephine Man
Chief Financial Officer
July 13, 2023